# THRIVE *and* GROW *farms*

## *Presents*

TRULY
REGENERATIVE

THRIVE and GROW farms

# Freeze dried foods that support organic regenerative farmers.


snap pea snacks
with sea salt and vinegar
A satisfyingly crunchy snack
with a bit of tang
8 oz
TRULY
REGENERATIVE
Foods that recharge the planet.
Regeneratively grown foods for healthier
bodies and for a healthier future

# Beneficial for the environment.


Conventional agriculture is destructive
The solution is regenerative farming
UNLOCKING A NATURAL CLIMATE SOLUTION
$CO_2$

# Regenerative Agriculture in the News

**KISS THE GROUND**

**NETFLIX FILM SHOWS HOW SUSTAINABLE FARMING HELPS FIGHT CLIMATE CHANGE.**

Forbes

## Regenerative Agriculture: The Next Trend In Food Retailing

**Jack Uldrich** Forbes Councils Member
**Forbes Business Council**
COUNCIL POST | Membership (Fee-Based)

Aug 19, 2021, 07:00am EDT

United Nations | UN News
Global perspective Human stories

Home | Topics | In depth | Secretary-General | Media

AUDIO HUB SUBSCRIBE

## Soil erosion must be stopped 'to save our future', says UN agriculture agency



"Regenerative Agriculture will be the next No. 1 food trend"

-Wholefoods


CERTIFIED FAIR TRADE
DR. BRONNER'S
REGENERATIVE ORGANIC
COCONUT OIL

DR BRONNER'S VIRGIN COCONUT OIL


Organic
Popcorn
Yellow

GRAIN PLACE FOODS POPCORN KERNELS


patagonia
PROVISIONS
CHILE MANGO

PATAGONIA PROVISIONS CHILE MANGO

**Freeze dried foods**

**SAM $8.8 Billion**

**SOM $80 Million**

# Local impact: sourcing our food from local farmers

Moonlighter Farm

**Reduce spoilage.**

**Increase profits.**

**Reduce food imports.**

**Create local jobs.**



# Sourcing


Moonlighter Farm
THRIVE and GROW farms
XYZ Local Farms
TRULY REGENERATIVE
FOOD CONSPIRACY CO-OP
WHOLE FOODS MARKET
Arizona Food Bank Network
SPROUTS FARMERS MARKET
HEIRLOOM FARMERS MARKETS

# Go to market strategy

## Our Early Adopters

PIVOT PRODUCE

FOOD CONSPIRACY CO-OP

Arizona Food Bank Network

Moonlighter Farm

# Go to market strategy

## 1st phase product launch


8000
6000
4000
2000
0
US Dollars
3,000
5,000
7,000
May
June
July
MRR
Forward-looking projections cannot be guaranteed.

**May: Phase 1 launch**

**June: Phase 2, +40%**

**July: Phase 3, +29%**

# Growth Strategy


RILLITO PARK

**Onboard Additional Farmers**

WHOLE FOODS MARKET

SPROUTS FARMERS MARKET

REI CO-OP

**Expand Market Share**

# 2 Year Asset and Revenue Projections

**One Freeze Dry shipping container facility will be able to produce $450,000 in product annually.**



Asset Value
450,000
$500k
Revenue
$360k
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
275,000
300,000
325,000
350,000
375,000
400,000
425,000
450,000
US Dollars

Forward-looking projections cannot be guaranteed.



Michael Ismail

Founder

- Agriculture and land development expert
- Mortgage finance 2005-2008
- Real estate investor beginning in 2007
- Founded Thrive Business Consulting in 2012
- Founded Thrive and Grow Gardens in 2014
- Founded Thrive and Grow Farms in 2020



Kendyl Pond

Co-founder

- Career as a director of sales and marketing since 2011
- Became Co-founder in 2020
- Director of sales, marketing and public relations
- Capital sourcing



Kent Adams

Score Mentor

- Founded Locus Solutions
- Developed CO2 sequestering water saving agricultural solution
- Start packaged food and supplement business, which was sold for $250 Million
- Consumer packaged good which was sold for $135 million



Stephanie Lipari

CEA Manager



Eitan Waxman

Web developer



Dhaval Patel

SEO Expert



Chris Patzke

CEA expert



Aurora DeShazo

Farm hand



Kris Holbrook

Graphic Design

TRULY

REGENERATIVE

# Future Exit:

## When we achieve acquiring our SOM of $80M ARR, we are seeking to sell this brand in 5 years


snap pea snacks
with sea salt and vinegar
A satisfyingly crunchy snack
with a bit of tang
8 oz
TRULY
REGENERATIVE
Foods that recharge the planet.
Regeneratively grown foods for healthier
bodies and for a healthier future

Forward-looking projections cannot be guaranteed.

TRULY
REGENERATIVE

# Watch the video of Michael presenting this pitch by scanning the QR code below



snap pea snacks
with sea salt and vinegar
A satisfyingly crunchy snack
with a bit of tang
8 oz
TRULY
REGENERATIVE
Foods that recharge the planet.
Regeneratively grown foods for healthier
bodies and for a healthier future

www.thriveandgrowfarms.com